No Act
PE 12/13/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

January 9, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-9-12

Joseph A. Hall
Davis Polk & Wardwell LLP
joseph.hall@davispolk.com

Re: NYSE Euronext
Incoming letter dated December 13, 2011

Dear Mr. Hall:

This is in response to your letters dated December 13, 2011 and January 3, 2012 concerning the shareholder proposal submitted to NYX by William Steiner. We also have received letters on the proponent's behalf dated January 1, 2012 and January 3, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 9, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NYSE Euronext
Incoming letter dated December 13, 2011

The proposal relates to simple majority voting.

There appears to be some basis for your view that NYX may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of NYX's request, documentary support evidencing that he satisfied the minimum ownership requirement as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if NYX omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which NYX relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NYSE Euronext (NYX)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This responds to the December 13, 2011 company request to avoid this rule 14a-8 proposal.

In order for the company to claim that any letter in regard to its proposed merger may be relevant to this no action request, the company would seem to be required to make an EDGAR filing that the company guarantees that its merger will be completed and furthermore that the company guarantees that its merger will be completed before its next annual meeting.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc:
William Steiner

Janet McGinness <JKissane@nyx.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Joseph A. Hall

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4565 tel
212 701 5565 fax
joseph.hall@davispolk.com

January 3, 2012

Re: **Stockholder Proposal of William Steiner Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934**

Via email: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington D.C. 20549

Ladies and Gentlemen:

This letter is in response to the letter (attached as Exhibit A hereto[1]) dated January 1, 2012 sent to the Office of Chief Counsel by Mr. John Chevedden, on behalf of Mr. William Steiner, in response to the no-action request dated December 13, 2011 sent to the Office of Chief Counsel by the undersigned on behalf of NYSE Euronext, a Delaware corporation (the **"Company"**).

Mr. Chevedden's January 1, 2012 letter raises two points. First, Mr. Chevedden asks that the Company be "required to make an EDGAR filing that the company guarantees that its merger will be completed and furthermore that the company guarantees that its merger will be completed before its next annual meeting." The Company is currently pursuing a business combination with Deutsche Börse. However, the Deutsche Börse transaction does not bear on the explanation set forth in the December 13, 2011 no-action request as to why the Company may exclude Mr. Steiner's proposal pursuant to Rule 14a-8(i)(6). As previously explained, the action requested by Mr. Steiner's proposal has been considered and rejected by the Euronext College of Regulators, which has stated that it held a "strong view" that most of the changes requested by Mr. Steiner's proposal "may constitute a breach of the original regulatory requirements for the merger of NYSE and Euronext." The merger of NYSE Group, Inc. and Euronext N.V., which resulted in the formation of the Company, was completed in 2007. The regulatory authority of the Euronext College of Regulators over the Company arose as a

[1] The telephone number and street address belonging to Mr. Chevedden have been redacted from the exhibit attached hereto. An unredacted copy of the exhibit is attached as a separate file (chevedden.unredacted.exhibit.pdf) to the email message to which this letter is attached.

consequence of the 2007 merger and does not depend on consummation of the pending business combination with Deutsche Börse.

Second, Mr. Chevedden's letter requests "that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted." Mr. Chevedden may be referring to the redacting of personally identifying information belonging to Mr. Steiner and Mr. Chevedden from the exhibits attached to the December 13, 2011 no-action request letter. However, as noted in footnote 1 to that letter, unredacted copies of those exhibits (including Mr. Steiner's full, unredacted proposal as submitted to the Company) were attached as a separate file to the email message to which the December 13, 2011 letter was attached.

Please call the undersigned at (212) 450-4565 if you have any questions or need additional information. Thank you for your attention to this matter.

Very truly yours,

J Hall

Joseph A. Hall

Attachments
cc w/ att: Mr. William Steiner

Mr. John Chevedden

Ms. Janet L. McGinness
Senior Vice President – Legal & Corporate Secretary
NYSE Euronext

EXHIBIT A

JOHN CHEVEDDEN

* * * FISMA & OMB Memorandum M-07-16 * * *

January 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NYSE Euronext (NYX)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This responds to the December 13, 2011 company request to avoid this rule 14a-8 proposal.

In order for the company to claim that any letter in regard to its proposed merger may be relevant to this no action request, the company would seem to be required to make an EDGAR filing that the company guarantees that its merger will be completed and furthermore that the company guarantees that its merger will be completed before its next annual meeting.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc:
William Steiner

Janet McGinness <JKissane@nyx.com>

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 1, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NYSE Euronext (NYX)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This responds to the December 13, 2011 company request to avoid this rule 14a-8 proposal.

In order for the company to claim that any letter in regard to its proposed merger may be relevant to this no action request, the company would seem to be required to make an EDGAR filing that the company guarantees that its merger will be completed and furthermore that the company guarantees that its merger will be completed before its next annual meeting.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc:
William Steiner

Janet McGinness <JKissane@nyx.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
NYSE Euronext (NYX)
Simple Majority Vote
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this rule 14a-8 proposal.

The company no action request is incomplete, especially given its "beyond dispute" conclusion. The no action request failed to state whether the company sent any relevant letters to the Euronext College of Regulators. Plus the company did not include the first letter from the Euronext College of Regulators.

Additionally the firm that wrote the no action request seeks to distance itself from the purported accuracy with, "We have been advised by the Company as to the factual matters set forth herein."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Janet McGinness <JKissane@nyx.com>

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Joseph A. Hall

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4565 tel
212 701 5565 fax
joseph.hall@davispolk.com

December 13, 2011

Re: **Stockholder Proposal of William Steiner Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934**

Via email: *shareholderproposals@sec.gov*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of NYSE Euronext, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement (the "**Proposal**") submitted by William Steiner through his designated proxy John Chevedden (Messrs. Steiner and Chevedden, together, the "**Proponent**"), on November 15, 2011 for inclusion in the proxy materials that the Company intends to distribute in connection with its 2012 Annual Meeting of Stockholders. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.[1]

We hereby request confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8, the Company excludes the Proposal from its 2012 proxy materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company files its definitive 2012 proxy materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter via email to *shareholderproposals@sec.gov*.

[1] Telephone numbers and email and street addresses belonging to the Proponent have been redacted from the exhibits attached hereto and from quotations therefrom included in this letter. Unredacted copies of the exhibits are attached as a separate file (w.steiner.unredacted.exhibits.pdf) to the email message to which this letter is attached.

Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2012 proxy materials. This letter constitutes the Company's statement of the reasons that it deems the exclusion of the Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

Statement of Reasons to Exclude

The Proposal includes the following resolution:

> "Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws."

The Proposal may be excluded from the Company's 2012 proxy materials under Rule 14a-8(i)(6) and under Rules 14a-8(b) and (f)(1) for the reasons discussed below.

The Company May Exclude the Proposal Under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement It

The Company may exclude the Proposal under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the changes to the Company's charter and bylaws contemplated by the Proposal. This is because the Company and its Board of Directors do not have the power to amend the charter and bylaws, even with stockholder approval. Instead, after Board and stockholder approval have been obtained for any such amendment, the amendment must be submitted to, and approved by, the Company's primary regulators.[2] The Company's lack of power to amend its charter and bylaws in conformity with the Proposal is not a matter of conjecture. As described below, and as was previously described in the Company's proxy statement for its 2011 annual meeting of stockholders,[3] the Euronext College of Regulators (a body composed of the officials who oversee the Company's European exchanges, including the London International Financial Futures and Options Exchange and the Paris, Amsterdam,

[2] The technical approval requirements for changes to the Company's charter and bylaws are explained on pp. 3-4 of our letter of December 5, 2008 relating to a previous Rule 14a-8 proposal by the Proponent on this topic, available through the link below.

See http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2009/steinercheveddennyse011809-14a8.pdf.

The Company's charter is filed as Exhibit 3.1 to its Registration Statement on Form S-8 (File No. 333-141869), filed on April 4, 2007, available through the link below.

See http://www.sec.gov/Archives/edgar/data/1368007/000110465907025677/a07-9785_1ex3d1.htm.

The Company's bylaws are filed as Exhibit 3.1 to its Current Report on Form 8-K filed on March 18, 2011, available through the link below.

See http://www.sec.gov/Archives/edgar/data/1368007/000095012311026832/y90415exv3w1.htm.

[3] The background summarized here was recounted in the Company's proxy statements for its annual meetings of stockholders in 2009, 2010 and 2011. The 2011 proxy statement, available through the link below, contains the most comprehensive discussion, at pp. 65-68.

See http://www.sec.gov/Archives/edgar/data/1368007/000119312511068917/ddef14a.htm.

Brussels and Lisbon stock exchanges) has already specifically denied the Company the ability to implement most of the changes contemplated by the Proposal.

Background

The Proponent previously submitted essentially the same proposal for inclusion in the Company's 2009 and 2010 proxy materials.[4] In 2009, the Board recommended that stockholders vote against the proposal, and noted in the 2009 proxy statement that if the proposal were nevertheless adopted and the Board determined to implement it, "the Board of Directors would need to observe the procedural requirements for amendments to our charter and bylaws, including the need for regulatory approval of such amendments, if applicable, and it is not possible to predict whether such requirements could be satisfied." After the 2009 proposal received the affirmative vote of a majority of votes cast, the Company notified its primary regulators of the proposal as well as the result of the stockholder vote.

In 2010, the Board did not express a view on how stockholders should vote, but noted that it was unlikely the Company would be able to obtain the required regulatory approvals to implement the proposal as drafted. Recognizing stockholders' interest in majority voting, however, the Board directed management to approach the Company's primary regulators to discuss the elimination of stockholder supermajority voting requirements from the Company's charter and bylaws. Further to those discussions, on April 7, 2010, the Company received a letter from the Euronext College of Regulators indicating that there may be some provisions of the Company's charter and bylaws that it would not object to being amended by a majority vote, though it did not at that time specify which provisions fell into this category. A few weeks later, at the Company's 2010 annual meeting, the proposal again received the affirmative vote of a majority of votes cast. The Company then notified its primary regulators of the results of the second stockholder vote, and met several more times with Commission staff and the Euronext College of Regulators to discuss amending the charter and bylaws in line with the majority stockholders' preferences.

Following these meetings, the Company received a second letter from the Euronext College of Regulators, dated September 27, 2010,[5] in which the College stated that it would not object to amendments by majority vote to four provisions of the Company's charter and one provision of the Company's bylaws. However, the letter concluded by noting that the College held a "strong view" that any change to the remaining supermajority provisions in the Company's charter and bylaws "may constitute a breach of the original regulatory requirements for the

---

[4] In 2009, the Proponent's proposal stated as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 67% and 80% provisions in our charter and bylaws."

In 2010, the Proponent's proposal stated as follows:

> "RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws."

[5] The September 27, 2010 letter from the Euronext College of Regulators is available through the link below. See http://www.sec.gov/Archives/edgar/data/1368007/000119312511008343/dex991.htm.

merger of NYSE and Euronext," thus clearly communicating its refusal to approve changes to those remaining supermajority provisions. The table below summarizes those charter and bylaw provisions the Euronext College of Regulators indicated could be amended by a majority stockholder vote, and those the College refused to permit amending by a majority stockholder vote.

Charter Provisions Permitted to Be Amended by Majority Stockholder Vote	
Article IV, Section 4	Setting forth transfer restrictions on certain shares of common stock issued in connection with the 2007 combination of NYSE Group, Inc. and Euronext N.V.
Article VI, Section 2	Covering the power to call special stockholder meetings and the power to postpone stockholder meetings
Article VIII, Section 1	Prohibiting stockholder action by written consent
Article VIII, Section 2	Setting forth quorum requirements for stockholder meetings
Charter Provisions Not Permitted to Be Amended by Majority Stockholder Vote	
Article V	Setting forth limitations on voting and ownership
Article VI, Section 6	Setting forth the procedure for filling vacancies on the Board
Article VI, Section 8	Setting forth certain factors that a director may take into consideration when taking any action, including action that may involve or relate to a change or potential change in the control of the Company
Article VIII, Section 3	Setting forth the procedure for stockholder amendments to the bylaws
Article X, clause (A)	Setting forth which charter provisions require a supermajority stockholder vote to amend
Bylaw Provision Permitted to Be Amended by Majority Stockholder Vote	
Section 3.1	Setting forth general powers and authority of the Board
Bylaw Provisions Not Permitted to Be Amended by Majority Stockholder Vote	
Section 3.2	Setting forth certain qualifications for the Board
Section 3.3	Setting forth certain qualifications for the Chairman and Chief Executive Officer
Section 3.6	Setting forth the procedure for filling vacancies on the Board
Section 3.9	Setting forth Board meeting notice procedures
Section 3.10	Permitting Board meetings by teleconference
Section 3.15	Setting forth certain factors that a director must take into consideration when discharging his or her responsibilities as a member of the Board
Section 4.4	Setting forth the composition of the Nominating and Governance Committee
Section 7.3(F)	Defining the term "Europe" for purposes of the bylaws
Section 10.9	Specifying required director votes for certain extraordinary transactions
Section 10.10(A)	Setting forth which bylaw provisions require a supermajority Board vote to amend
Section 10.10(B)	Setting forth which bylaw provisions require a supermajority stockholder vote to amend

After receiving the Euronext College of Regulators' September 27, 2010 letter, the Board approved an amendment to the Company's bylaws eliminating supermajority voting for amending the single bylaw provision that the College indicated was acceptable, which amendment became effective after approval by the Company's primary regulators. In addition, the Board instructed management to offer a Company proposal at the 2011 annual meeting to effectuate the four changes to the Company's charter that the College indicated were acceptable. Although the Company's proposal received the affirmative vote of a majority of votes cast, the number of favorable votes fell short of satisfying the charter's amendment provision, which requires that the proposal be approved by the affirmative vote of not less than 80% of the votes entitled to be cast by holders of the outstanding shares of common stock.

Analysis

Rule 14a-8(i)(6) provides that a company may omit a stockholder proposal "[i]f the company would lack the power or authority to implement the proposal." The Commission staff has consistently taken the position that when a company lacks the power or authority to implement a proposal without further third-party action, the proposal is excludable. *See Omnicom Group Inc.* (Mar. 24, 2010); *Burlington Resources Inc.* (Feb. 7, 2003); and *Staten Island Bancorp, Inc.* (Mar. 21, 2000) (concurring in decisions to omit proposals that boards lacked authority to implement without subsequent stockholder approval); *see also Alza Corporation* (Feb. 12, 1997); *American Home Products Corporation* (Feb. 3, 1997) (companies permitted to exclude proposals to amend prescription drug labels, since a federal agency was required to review and approve amendments); and *United Illuminating Company* (Mar. 16, 1994) (proposal that company stop conservation program spending was within the jurisdiction of a state agency and therefore beyond the power or authority of company to implement).

As explained above, in response to the Proponent's two previous proposals, the Company has already sought permission to adopt the charter and bylaw amendments requested by the Proposal, but the Euronext College of Regulators has specifically denied the Company the ability to implement most of the contemplated changes. As a result it is beyond dispute that neither the Company nor the Board has the power or authority to amend the charter and bylaws in conformity with the Proposal, and for that reason the Proposal may be excluded under Rule 14a-8(i)(6).

The Company May Exclude the Proposal Under Rules 14a-8(b) and (f)(1) Because the Proponent Failed to Timely Cure a Deficiency in the Proposal

The Company may exclude the Proposal because the Proponent failed to provide timely evidence of eligibility under Rule 14a-8(b) and (f)(1) to submit the Proposal.

The Proponent submitted the Proposal to the Company via email on November 15, 2011. *See* Exhibit A. However, the Proponent did not include with the Proposal evidence demonstrating satisfaction of the stock ownership requirement of Rule 14a-8(b), and Mr. Steiner does not appear on the records of the Company as a stockholder. Accordingly, because the Company was unable to verify the Proponent's eligibility to submit the Proposal, a letter (the "**Deficiency Letter**") requesting proof of stock ownership was sent to the Proponent on November 22, 2011, within 14 calendar days of the Company's receipt of the Proposal as required by Rule 14a-8(f)(1). *See* Exhibit B. The Deficiency Letter was sent according to the specific instructions included in the Proponent's cover letter, which are as follows:

> "Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: [*telephone number and address redacted*]) at: [*email address redacted*] (at) earthlink.net to facilitate prompt and verifiable communications."

In addition to sending the Deficiency Letter in the manner specified by the Proponent, courtesy copies were sent via Federal Express to both Mr. Steiner and Mr. Chevedden; these courtesy copies were received on November 23, 2011 and November 25, 2011, respectively. *See* Exhibit C.

The Deficiency Letter notified the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the deficiency, and a copy of Rule 14a-8 was enclosed. The Deficiency Letter explained that Rule 14a-8(f)(1) requires that the deficiency be corrected by providing proof of stock ownership no later than 14 calendar days from the date the Proponent receives the Deficiency Letter. This period expired on December 6, 2011, 14 calendar days after the Proponent received the November 22, 2011 email addressed to Mr. Chevedden, in accordance with the Proponent's specific instructions. The Proponent, however, did not provide the necessary proof of stock ownership until December 9, 2011, 17 calendar days after receiving the Deficiency Letter (and, incidentally, 16 calendar days after Mr. Steiner received the courtesy copy which was sent to him via Federal Express). *See* Exhibit D. Both Mr. Steiner and Mr. Chevedden, Mr. Steiner's designated proxy, received the Deficiency Letter more than 14 calendar days prior to providing a response, and in Mr. Chevedden's case, the Deficiency Letter was delivered in the manner specified in the Proponent's cover letter. The fact that the Proponent's response was provided within 14 calendar days of Mr. Chevedden's receipt of an identical courtesy copy of the Deficiency Letter is not relevant. One cannot specify a means for delivering "all future communications regarding my rule 14a-8 proposal" and then maintain that delivery of a communication in that manner is insufficient.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the stock ownership requirement of Rule 14a-8(b), if the company timely and properly notified the proponent of the deficiency but the proponent failed to correct the deficiency within the required time period. The Company satisfied its obligation under Rule 14a-8(f)(1) by sending the Deficiency Letter to the Proponent seven days after receiving the Proposal, but the Proponent failed to provide the necessary proof of stock ownership within the required 14 calendar day period. As a result, the Proposal may be excluded under Rule 14a-8(f)(1). *See, e.g.,Veriz on Communications Inc.* (Jan. 15, 2008); *The Boeing Company* (Jan. 9, 2008); and *The Mills Corporation* (Mar. 15, 2005).

Conclusion

For the reasons set forth above, we believe that the Proposal may be excluded from the Company's 2012 proxy materials pursuant to Rule 14a-8(i)(6) and Rules 14a-8(b) and (f)(1). The Company respectfully requests the staff's concurrence with its decision to exclude the Proposal from its 2012 proxy materials and further requests confirmation that the staff will not recommend enforcement action to the Commission if it so excludes the Proposal.

Please call the undersigned at (212) 450-4565 if you have any questions or need additional information. Thank you for your attention to this matter.

Very truly yours,

Joseph A. Hall

Attachments

cc w/ att: Mr. William Steiner

Mr. John Chevedden

Ms. Janet L. McGinness
Senior Vice President – Legal & Corporate Secretary
NYSE Euronext

*** FISMA & OMB Memorandum M-07-16 *** **From:** *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 15, 2011 06:52 PM
To: Janet McGinness
Cc: Ross Oliver <ROliver@nyx.com>; Janet McGinness
Subject: Rule 14a-8 Proposal (NYX)

Dear Ms. McGinness,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jan-Michiel Hessels
Chairman of the Board
NYSE Euronext (NYX)
11 Wall St
New York NY 10005
Phone: 212 656-3000

Dear Mr. Hessels,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner

Date

cc: Janet McGinness <JKissane@nyx.com>
Corporate Secretary
Ross Oliver <ROliver@nyx.com>
Janet Kissane <JKissane@nyx.com>
PH: 212-656-2039
FX: 212-656-8101

[NYX: Rule 14a-8 Proposal, November 15, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a binding proposal at Goodyear for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won 77% support at our 2009 annual meeting and 82% support at our 2010 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Hall, Joseph A.

From:	Pentzien, Jonathan C.
Sent:	Tuesdav. November 22. 2011 11:16 AM
To:	* * * FISMA & OMB Memorandum M-07-16 * * *
Cc:	Janet McGinness
Subject:	NYX--William Steiner Shareholder Proposal
Attachments:	William.Steiner.Deficiency.Letter.FINAL.pdf

Dear Mr. Chevedden:

In response to the shareholder proposal you submitted on behalf of Mr. William Steiner to NYSE Euronext via email on November 15, 2011, attached please find a copy of a deficiency letter, which we have sent to you today via FedEx overnight mail.

Sincerely,

Jonathan C. Pentzien

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4205 tel
212 701 5205 fax
jonathan.pentzien@davispolk.com

DavisPolk

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Jonathan C. Pentzien

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4205 tel
212 701 5205 fax
jonathan.pentzien@davispolk.com

VIA EMAIL AND OVERNIGHT MAIL

November 22, 2011

Re: Shareholder Proposal

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of NYSE Euronext (the "**Company**"), which received an email from you dated November 15, 2011, submitting a shareholder proposal from Mr. William Steiner relating to simple majority vote for inclusion in the 2012 proxy statement of the Company. Although Mr. Steiner's cover letter appears to be dated October 28, 2011, the Company did not receive his proposal until it received your email dated November 15. Mr. Steiner states in his letter that you are his designated proxy for purposes of this proposal.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year by the date the proposal is submitted. The Company's stock records do not indicate that Mr. Steiner is currently the registered holder on the Company's books and records of any shares of the Company's common stock and Mr. Steiner has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the proposal (November 15, 2011), he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one-year period prior to and including November 15, 2011.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to the Company with respect to proof of stock ownership no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address, email or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference. Also enclosed is a copy of a recent Staff Legal Bulletin from the Division of Corporation Finance of the Securities and Exchange Commission related to shareholder proposals, including information regarding brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying proof of ownership and common errors shareholders can avoid when submitting proof of ownership to companies.

Sincerely,

Jonathan C. Pentzien

Enclosures

cc: William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Janet L. McGinness
Senior Vice President – Legal & Corporate Secretary
NYSE Euronext

Current as of Nov 10, 2011.

17 CFR 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form

10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

Pentzien, Jonathan C.

From: Pentzien, Jonathan C.
Sent: Tuesday, November 22, 2011 11:16 AM
To: * * * FISMA & OMB Memorandum M-07-16 * * *
Cc: Janet McGinness
Subject: NYX--William Steiner Shareholder Proposal
Attachments: William.Steiner.Deficiency.Letter.FINAL.pdf

Dear Mr. Chevedden:

In response to the shareholder proposal you submitted on behalf of Mr. William Steiner to NYSE Euronext via email on November 15, 2011, attached please find a copy of a deficiency letter, which we have sent to you today via FedEx overnight mail.

Sincerely,

Jonathan C. Pentzien

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4205 tel
212 701 5205 fax
jonathan.pentzien@davispolk.com

Davis Polk

EXHIBIT D

From: *** FISMA & OMB Memorandum M-07-16 *** [mailto: *** FISMA & OMB Memorandum M-07-16 ***]
Sent: Friday, December 09, 2011 06:02 PM
To: Janet McGinness
Cc: Ross Oliver <ROliver@nyx.com>
Subject: Rule 14a-8 Proposal (NYX) tdt

Dear Ms. Kissane, Attached is the letter requested. Please let me know whether there is any question.
Sincerely,
John Chevedden
cc: William Steiner.

TD Ameritrade

December 9, 2011

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Post-it® Fax Note 7671	Date	# of pages ▸
To Janet McGinness	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-656-8101	Fax #	

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 12,700 shares of Pfizer Incorporated (PFE), 13,500 shares of Waste Management Incorporated (WM), and 11,200 shares of NYSE Euronext (NYX) in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

*** FISMA & OMB Memorandum M-07-16 ***

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent:
To: Janet McGinness
Cc: Ross Oliver <ROliver@nyx.com>; Janet McGinness
Subject: Rule 14a-8 Proposal (NYX)

Dear Ms. McGinness,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jan-Michiel Hessels
Chairman of the Board
NYSE Euronext (NYX)
11 Wall St
New York NY 10005
Phone: 212 656-3000

Dear Mr. Hessels,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

William Steiner — Date

cc: Janet McGinness <JKissane@nyx.com>
Corporate Secretary
Ross Oliver <ROliver@nyx.com>
Janet Kissane <JKissane@nyx.com>
PH: 212-656-2039
FX: 212-656-8101

[NYX: Rule 14a-8 Proposal, November 15, 2011]
3* – Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a binding proposal at Goodyear for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal topic won 77% support at our 2009 annual meeting and 82% support at our 2010 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic also won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

Please encourage our board to respond positively to this proposal to initiate the improved governance we deserve: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B (UNREDACTED)

Hall, Joseph A.

From: Pentzien, Jonathan C.
Sent: 11 11:16 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc:
Subject: NYX--William Steiner Shareholder Proposal
Attachments: William.Steiner.Deficiency.Letter.FINAL.pdf

Dear Mr. Chevedden:

In response to the shareholder proposal you submitted on behalf of Mr. William Steiner to NYSE Euronext via email on November 15, 2011, attached please find a copy of a deficiency letter, which we have sent to you today via FedEx overnight mail.

Sincerely,

Jonathan C. Pentzien

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4205 tel
212 701 5205 fax
jonathan.pentzien@davispolk.com

Davis Polk

EXHIBIT B (UNREDACTED)

New York **Menlo Park** **Washington DC** **São Paulo** **London** **Paris** **Madrid** **Tokyo** **Beijing** **Hong Kong**

Davis Polk

Jonathan C. Pentzien

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4205 tel
212 701 5205 fax
jonathan.pentzien@davispolk.com

VIA EMAIL AND OVERNIGHT MAIL

November 22, 2011

Re: Shareholder Proposal

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of NYSE Euronext (the "**Company**"), which received an email from you dated November 15, 2011, submitting a shareholder proposal from Mr. William Steiner relating to simple majority vote for inclusion in the 2012 proxy statement of the Company. Although Mr. Steiner's cover letter appears to be dated October 28, 2011, the Company did not receive his proposal until it received your email dated November 15. Mr. Steiner states in his letter that you are his designated proxy for purposes of this proposal.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, each shareholder proponent must, among other things, have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to vote on the proposal for at least one year by the date the proposal is submitted. The Company's stock records do not indicate that Mr. Steiner is currently the registered holder on the Company's books and records of any shares of the Company's common stock and Mr. Steiner has not provided proof of ownership. Accordingly, you must submit to us a written statement from the "record" holder of the shares (usually a broker or bank) verifying that, at the time Mr. Steiner submitted the proposal (November 15, 2011), he had continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least the one-year period prior to and including November 15, 2011.

In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to the Company with respect to proof of stock ownership no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address, email or fax number as provided above. A copy of Rule 14a-8, which applies to shareholder proposals submitted for inclusion in proxy statements, is enclosed for your reference. Also enclosed is a copy of a recent Staff Legal Bulletin from the Division of Corporation Finance of the Securities and Exchange Commission related to shareholder proposals, including information regarding brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying proof of ownership and common errors shareholders can avoid when submitting proof of ownership to companies.

Sincerely,

Jonathan C. Pentzien

Enclosures

cc: William Steiner

Janet L. McGinness
Senior Vice President – Legal & Corporate Secretary
NYSE Euronext

Current as of Nov 10, 2011.

17 CFR 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form

10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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Modified: 10/18/2011

Pentzien, Jonathan C.

From: Pentzien, Jonathan C.
Sent: Tuesday, November 22, 2011 11:16 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Janet McGinness
Subject: NYX--William Steiner Shareholder Proposal
Attachments: William.Steiner.Deficiency.Letter.FINAL.pdf

Dear Mr. Chevedden:

In response to the shareholder proposal you submitted on behalf of Mr. William Steiner to NYSE Euronext via email on November 15, 2011, attached please find a copy of a deficiency letter, which we have sent to you today via FedEx overnight mail.

Sincerely,

Jonathan C. Pentzien

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4205 tel
212 701 5205 fax
jonathan.pentzien@davispolk.com

Davis Polk

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent:
To: Janet McGinness
Cc: Ross Oliver <ROliver@nyx.com>
Subject: Rule 14a-8 Proposal (NYX) tdt

Dear Ms. Kissane, Attached is the letter requested. Please let me know whether there is any question.
Sincerely,
John Chevedden
cc: William Steiner

TD Ameritrade

December 9, 2011

Post-it® Fax Note 7671	Date	# of pages ▶
To Janet McGinness	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-656-8101	Fax #	

William Steiner
*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 12,700 shares of Pfizer Incorporated (PFE), 13,500 shares of Waste Management Incorporated (WM), and 11,200 shares of NYSE Euronext (NYX) in the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

*** FISMA & OMB Memorandu